UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2018

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Convertible Loan Agreement.

On October 10, 2018, P.V. Nano Cell Ltd. (the “Company”) entered into a convertible loan agreement (“CLA”) with GTRIMG Investments Ltd. (the “Lender”), in a principal loan amount of US $1,000,000 which was provided at the closing of the CLA (the “Principal Loan Amount”). The Lender has an option to lend the Company an additional amount of up to US $2,000,000 (the “Additional Principal Amount”) in effect until the earlier of: (i) repayment in full of the Principal Loan Amount, (ii) the conversion of the Principal Loan Amount (as described below), or (iii) a public offering of the Company's shares (“PO”).

The Principal Loan Amount bears interest at Israeli prime plus 4% per annum.

Unless earlier converted, the loan shall mature and become due and payable upon the earlier of (i) 24 months; or (ii) immediately prior to an event of default, unless waived by the Lender at its sole discretion (the “Maturity Date”).

The loan may be voluntarily converted by the Lender into ordinary shares (or any senior class of shares authorized and issued by the Company prior to the conversion, if applicable). The conversion price ratio for the amount due under the loan will be calculated by dividing (A) the difference between (i) shareholders’ equity at December 31, 2017 and (ii) additional cash shareholders’ equity after closing of the CLA other than pursuant to the CLA by (B) shareholders’ equity at December 31, 2017. The conversion price is then calculated by multiplying the conversion price ratio by $0.27, but shall not be lower than $0.17 unless the Company is subject to a special penalty relating to an event of default under the CLA.

A breach by the Company of its obligation to (i) approve an amendment to the articles of association required by the CLA in order to grant the Lender the right to appoint a director and observer to the board of directors of the Company (the “Board”), or (ii) file a registration statement for the shares underlying the CLA and accompanying Warrants (as hereinafter defined) within 45 days following the filing by the Company of the 20-F report for 2018, or have a registration statement relating to such shares effective by no later than 120 days (if the statement is reviewed by the SEC) or 45 days (if the statement is not reviewed by the SEC) from the filing date of the registration statement would be an event of default entitling the Lender to either demand repayment of the loan or a discount of 25% on the conversion price of the applicable note and Warrants, as well as a cash penalty that accrues during the period the Company fails to file, up to 10% of the loan amount.

The Lender has the right to appoint an observer to the Board, and shall have the right to appoint a director to the Board, who shall also serve as the Chairman of the Board, once the Lender invests US $2,000,000 in the Company, subject to the approval of the shareholders of the Company of the proposed amendment to the Company’s articles of association.

At the closing of the CLA, the Lender was issued 2 warrant certificates (each, a “Warrant”). The first Warrant became effective as of the closing of the CLA and grants the Lender the right to purchase ordinary shares of the Company for an aggregate purchase price of up to US $5,000,000. The second Warrant will become effective following and conditioned upon the transfer to the Company by the Lender of the Additional Principal Amount or any part thereof, and grants the Lender the right to purchase ordinary shares of the Company for an aggregate purchase price of US $5,000,000 (assuming provision of the entire Additional Principal Amount under the CLA, and such applicable pro rata share in the event not all of the Additional Principal Amount is provided). The exercise price of each ordinary share issued under the Warrants shall be calculated in accordance with the above formula but shall not fall below US $0.17 unless the Company is subject to a special penalty relating to an event of default.

The Warrants, upon becoming effective, are exercisable until the later of 24 months from the effectiveness of the required registration statement, maturity of the loan or a PO (if earlier).

Exhibit Index

Exhibit No.	Description
4.1	First Form of Warrant issued to GTRIMG Investments Ltd.

4.2	Second Form of Warrant issued to GTRIMG Investments Ltd.

10.1	Convertible Loan Agreement, dated October 10, 2018, by and between P.V. Nano Cell Ltd. and GTRIMG Investments Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: October 23, 2018	By:	/s/ Fernando de la Vega
	Name:	Dr. Fernando de la Vega
	Title:	Chief Executive Officer

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